Exhibit 99.1

Sundance Energy Australia Limited Files Form 15F to Terminate its U.S. Reporting Obligations under Securities Exchange Act of 1934

May 12, 2014

DENVER, COLORADO - Sundance Energy Australia Limited (ASX: SEA) (“Sundance”), an onshore oil and natural gas company, announced today that it has filed a Form 15F with the United States Securities and Exchange Commission (the “SEC”) with the intention of terminating its reporting obligations under Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Sundance expects that the termination of its duty to file reports will become effective 90 days after the filing of Form 15F with the SEC. However, as a result of this filing, Sundance’s reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F and reports on Form 6-K, will immediately be suspended.

Sundance’s ordinary shares will continue to be listed and trade on the Australian Stock Exchange (“ASX”) under the symbol “SEA.” Sundance’s annual report, financial statements and periodic press releases will also continue to be available on Sundance’s website at www.sundanceenergy.net.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited is an Adelaide-based, independent energy exploration company, with a wholly owned U.S. subsidiary, Sundance Energy Inc., located in Denver, Colorado. Sundance is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford, Mississippian/Woodford and Wattenberg. A comprehensive overview of Sundance can be found on its website at www.sundanceenergy.net.

For more information, please contact:

United States Eric McCrady, Chief Executive Officer Tel: (303) 543-5706	Australia Mike Hannell, Chairman Tel: +61 8 8363 0388

This news release includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding future events, including Sundance’s intention to terminate it’s reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act. These statements can be identified by the use of words like “anticipate,” “believe,” “ intend,” “estimate,” “expect,” “may,” “plan,” “project,” “will,” “should,” “seek” and similar words or expressions containing same.

The forward-looking statements reflect Sundance’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this presentation sets forth a fair and accurate view, Sundance undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.